ARTICLES OF INCORPORATION
                                       OF
                                FEATHERLITE, INC.
                        (As Amended through May 13, 1998)



                                ARTICLE 1 - NAME

     1.1) The name of the corporation shall be Featherlite, Inc.


                          ARTICLE 2 - REGISTERED OFFICE

     2.1 The registered office of the corporation is located at Highway 16 West, P.O. Box 387, Grand Meadow, Minnesota 55936.


                            ARTICLE 3 - CAPITAL STOCK

     3.1) Authorized Shares; Establishment of Classes and Series. The aggregate number of shares the corporation has authority to issue shall be 50,000,000 shares, which shall have a par value of $.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the corporation, and which shall consist of 40,000,000 common shares and 10,000,000 undesignated shares. The Board of Directors of the corporation is authorized to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional common shares), and to fix the relative rights and preferences of each such class or series.

     3.2) Issuance of Shares. The Board of Directors of the corporation is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of any class or series of the corporation to such persons, at such times and upon such terms and conditions as the Board shall determine, valuing all nonmonetary consideration and establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined.

     3.3) Issuance of Rights to Purchase Shares. The Board of Directors is further authorized from time to time to grant and issue rights to subscribe for, purchase, exchange securities for, or convert securities into, shares of the corporation of any class or series, and to fix the terms, provisions and conditions of such rights, including the exchange or conversion basis or the price at which such shares may be purchased or subscribed for.

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     3.4) Issuance of Shares to Holders of Another Class or Series. The Board is
further authorized to issue shares of one class or series to holders of that class or series or to holders of another class or series to effectuate share dividends or splits.

                       ARTICLE 4 - RIGHTS OF SHAREHOLDERS

     4.1) No Preemptive Rights. No shares of any class or series of the corporation shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class or series or any other class or series of the corporation now or hereafter authorized or issued.

     4.2 No Cumulative Voting Rights. There shall be no cumulative voting by the shareholders of the corporation.


          ARTICLE 5 - MERGER, EXCHANGE, SALE OF ASSETS AND DISSOLUTION

     5.1) Where approval of shareholders is required by law, the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote shall be required to authorize the corporation (i) to merge into or with one or more other corporations, (ii) to exchange its shares for shares of one or more other corporations, (iii) to sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets, including its good will, or (iv) to commence voluntary dissolution.


               ARTICLE 6 - AMENDMENT OF ARTICLES OF INCORPORATION

     6.1) Any provision contained in these Articles of Incorporation may be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares present and entitled to vote at a duly held meeting or such greater percentage as may be otherwise prescribed by the laws of the State of Minnesota.


                         ARTICLE 7 - INAPPLICABILITY OF
                   MINNESOTA CONTROL SHARE ACQUISITION STATUTE

     7.1) Section 302A.671 of the Minnesota Statutes Annotated (entitled "Control Share Acquisitions") shall not apply to this corporation.


                         ARTICLE 8 - INAPPLICABILITY OF
                          BUSINESS COMBINATION STATUTE

     8.1) Section 302A.673 of the Minnesota Statutes Annotated (entitled "Business Combinations") shall not apply to this corporation.


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                  ARTICLE 9 - LIMITATION OF DIRECTOR LIABILITY

     9.1) To the fullest extent permitted by Chapter 302A, Minnesota Statutes, as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.